Exhibit 12.1

Senior Housing Properties Trust

Computation of Ratios of Earnings to Fixed Charges

(dollars in thousands)

	Year Ended December 31,
	2015	2014	2013	2012	2011
Earnings:
Income from continuing operations (including gains on sales of properties, if any) before income tax expense and equity in earnings (losses) of an investee	$ 125,474	$ 162,141	$ 183,997	$ 131,882	$ 148,128
Fixed charges	150,881	135,114	117,819	117,240	98,262
Adjusted earnings	$ 276,355	$ 297,255	$ 301,816	$ 249,122	$ 246,390
Fixed charges:
Interest expense	$ 150,881	$ 135,114	$ 117,819	$ 117,240	$ 98,262
Ratio of earnings to fixed charges	1.8x	2.2x	2.6x	2.1x	2.5x